Exhibit 4.16

LEASE AGREEMENT

Entered into and signed on the 11 day of August 2020 (the “Effective Date”)

between:	P L.A.R. MANAGEMENT.ASSETS LTD. Co. N. 513653535
By ID
of 5 Sakharov St., Rishon LeZion
:Tel E-mail
R. MATRY. ADV-ATTORNEYS COMPANY Co. N. 513343160
37a Ilanot St. Haifa, 34324
E-mail
(hereinafter, :jointly and severally the “Landlord”) On the one hand

and between:	RECIPHARM ISRAEL LTD. Co. N. 515254944
8 Ya’elim St., Gan Yavne and during the Lease Period at the Leased Premises
Tel:
E-mail:
(Hereinafter the: “Tenant”) On the other hand

Whereas	the Landlord declares that it is the owner of the interest in the land known as Block 5405 Plot 14, at 5 Nahal Snir Street, Yavne, in the Northern Industrial Area in Yavne

And whereas	the Tenant wishes to lease the Leased Premises, as defined below, from the Landlord through an unprotected lease under the Israeli Tenant Protection Law, 1972 (hereinafter: “Unprotected Lease”);

And whereas	the Landlord wishes to lease the Leased Premises to the Tenant through an unprotected lease, throughout the Lease Period, in accordance with the provisions of this Agreement;

And whereas	the Parties wish to regulate the lease relationship between them;

1.	Definitions

For purposes of this Agreement, the following terms shall have the meaning set out next to them:

Property	The land known as block 5405, plot 14, at 5 Nahal Snir Street, Yavne, in the northern industrial area of Yavne.
Leased Premises	A total area of approximately 660 sqm gross including service areas (a net area of 600 sqm – where net area consists of the floor area), to be built as shell standard {Ramat Ma’atefet} in accordance with Annex “C” on the first floor above the mezzanine floor and the ground floor highlighted yellow in the blueprint attached hereto as Annex A-2 and Annex A-1.

Gross Area = net floor area + wall thickness + 10% of the common service areas.

In addition, 10 parking spaces in the southern part of the courtyard, marked black and numbered 1 to 10 in the blueprint attached hereto as Annex “A-1” (hereinafter the: “Parking Spaces”). The Landlord has the option to move the parking spaces numbered 1 to 7 and replace other parking spaces in the complex located in the southern part of the courtyard.

A lobby shared with a third party tenant of the ground floor to be used as an entrance for employees and guests, located at the Northwest Facade highlighted green in the blueprint attached hereto as Annex “A-1” all of which, as indicated in the blueprint attached hereto as Annex A-1 and Annex A-2.

It is clarified that the service area does not include operational areas of 30 sqm on the first floor and 10 sqm on floor minus 1 ( Hereinafter “Operational Areas”) which constitute a part of the leased premises and for which reduced rent will be paid as detailed in Section 4.14.

All the above areas shall be referred to as the Leased Premises “ - ” .

Building	The building that is built on the Property, including the additional construction that will be added to it, which now includes a basement, the ground floor, mezinine floor {Komat Beinaim-JS}, and in the future a first floor and a ramp that will be added.
Transfer of Possession Date	The date determined in Section 8 of this Agreement.
CPI Linkage	The Rent shall be linked to the CPI on an annual basis so that if the last index published at the time of the review (hereinafter the: “New Index”) is higher than the Base Index, then the rent for the period after the review date will be increased by the rate at which the New Index has increased compared to the Base Index. In the event that the New Index is lower than the previous index according to which the most recent rent was paid, then the Rent will be paid according to the above previous index (the higher index). The Rent will be updated on October 1 of each lease year by the rate of increase in the index known at that date, for the next 12 months starting January lst.
Index /CPI	The CPI, known as the Consumer Price Index published from time to time by the Central Bureau of Statistics and Economic Research, including the same index even if published by another government institution, and including any other official index that replaces it, whether or not such index is based on the data on which the existing index is based. Should another index replace said index, the index shall be adjusted at the ratio determined by the Central Bureau of Statistics between the new index and the replaced index.
Base Index	The December 2019 index.
Compulsory Payments	Any tax, fee, surcharge and other payments of any kind that are payable under any law to the State and/or local authorities.

Rent	As defined in Section7.1 of this Agreement.
Lease Period	A period of 120 months which shall commence on the Transfer of Possession Date as specified in Section 6 of the Agreement, with an exit date after five years in accordance with the conditions stipulated in Section 6.6 below.
Purpose of Lease	In accordance with the permitted uses of the Property according to the valid plans and building permits as of the date of signing of this Agreement. The Tenant will only operate the Leased Premises as a workshop and warehouse (including as a laboratory for the development of pharmaceuticals).

List of Annexes

The following documents are attached to this Agreement as an integral part thereof:

Annex A - Property Blueprint.

Annex B - Illustrative Amortization Schedule for Payment of the Completion Works

Annex C - Agreements regarding the Leased Premises

Annex D - Account debit authorization (bank direct debit)

Annex E - Management Agreement

Annex F - The Charges

Annex G - Hebrew Translation of the Agreement

Annex H - Allocation of Responsibility for obtaining Regulatory Approvals in public areas

2.	Preamble, Appendices, Headings

2.1.	The preamble and appendices to this Agreement form an integral part hereof and are to be construed as such.

2.2.	The headings of this Agreement are for convenience only. They are not part of the provisions of the Agreement and do not affect the interpretation of this Agreement or any part hereof.

3.	The Landlord’s Warranties

The Landlord warrants and affirms as follows:

3.1.	The Landlord is the owner of the interest in the Property, as defined above.

3.2.	Its rights to the Property and Leased Premises are free of any debt (except a mortgage), foreclosure, or any third-party rights whatsoever.

3.3.	There is no impediment and/or restriction on leasing the Leased Premises.

3.4.	The Landlord has not entered into a parallel or conflicting agreement with any third party.

3.5.	A copy of a fire department permit that was previously granted for the Building is attached as Schedule3.5 hereto.

4.	The Tenant’s Warranties

The Tenant represents, certifies and warrants as follows:

4.1.	That it has the financial capability andfinancial stability that enables it to fulfill its financial obligations to the Landlord pursuant to this Agreement.

4.2.	That the Tenant has visited the Property, the existing Building and has been given the opportunity to see and examine them, including their physical condition at present, their legal and planning status and the blueprint attached as Annex A to this Agreement, and the Tenant has had the opportunity to obtain any information that the Tenant considers relevant to the Leased Premises, and has found all of the above satisfactory and in all respects fits its purposes and requirements, and the Tenant waives any allegation of nonconformity with respect to any of the matters referred to in this section. [ An extract from the Land Registry Office, the building permit for the existing Building and a fire department permit will be attached hereto upon receipt of possession].

4.3.	The Tenant represents and undertakes to take care of all the fire protection requirements in accordance with the Israeli standard and the fire department requirements arising from the Completion Works in the Leased Premises to be carried out at the Tenant’s request, and the cost thereof shall be at the Tenant’s expense. The Landlord is responsible for obtaining the fire department’s permit which includes a standard sprinkler system for the Leased Premises in its “shell condition” (exterior facade) and all expenses for the protection means required for standard offices in shell space condition will be at the Landlord’s expense. The Tenant is responsible for the fire department’s permit required for a business license and shall pay the additional costs, if any,, that are related to its activities beyond the said standard.

4.4.	The Tenant warrants and undertakes to comply with all requirements of all competent authorities in connection with its uses of the Leased Premises, at its own expense, in accordance with the law and the requirements of the competent authorities such as: the Ministry of the Environment, the Ministry of Health, the Municipality of Yavne, the Ministry of Economy, the Fire Department, etc., throughout the Lease Period. The Landlord will ensure the approvals required to obtain a Form 4 (“Tofes Arba”) to occupy the Leased Premises are obtained, and the Tenant will ensure that these approvals are obtained as required for a business license.

4.5.	The Tenant is aware that the Building includes other facilities that will also serve the Leased Premises:

4.5.1.	A vendor entrance lobby in the eastern facade highlighted orange in the blueprint attached hereto as Annex A-1 that includes a staircase to the first floor and upper floors and that in the future will include a stairwell and an elevator to the first floor.

4.5.2.	A passenger elevator in the lobby area highlighted blue in the plan Annex A-1 capable of carrying approximately 700 kilos of weight, to be installed and operational within 6 months of the signing of this Agreement. It is agreed that the installation of the elevator constitutes a suspensory condition for the transfer of possession of the Leased Premises to the Tenant, and that the rent will not be paid prior to the date of operation of the elevator and of obtaining an operating permit from the elevator company.

4.5.3.	A ground floor lobby, shared by the Tenant and a third party, for staff and guest entrance in the northwest facade highlighted pink in the blueprint attached hereto as Annex A-1 and Annex A-2.

4.6.	That it is aware that it leases the Leased Premises in a shell condition (Ramat Ma’atefet) in accordance with the provisions of this Agreement, where it is agreed that the construction additions will be made to it pursuant to this Agreement.

4.7.	It is hereby clarified that the remaining areas and courtyards bordering and adjacent to the Leased Premises do not form part of the leased Premises, without derogating from the gardens being common property and the walkways at the entrances to the Leased Premises, all in accordance with the blueprint attached hereto as Annex A, and without further derogating from the area designated for a service elevator in part of minus 1 floor up to the first floor on the eastern facade of the Building marked pink in the blueprint attached hereto as Annex A.

It is further agreed that the Tenant shall have the right to connect to the existing generator on floor minus 1 as a connection solely for times of emergency, provided that the generator has the capacity for such connection in the framework of the existing Building and the building expected to be built, that permission has been granted by the fire department and any other applicable authority and without any Landlord liability for damage that may be caused to the Tenant, or anyone on its behalf as a result of such use.

4.8.	The Tenant represents, certifies and warrants that it will not interfere with any third party conducting its business and/or activities in the adjacent areas. Furthermore, the Tenant undertakes not to object and/or prevent and/or thwart in any manner whatsoever, either directly or indirectly, the lease to third parties of parts of the Building that are not part of the Leased Premises.

4.9.	The Tenant is aware that it is prohibited from using and/or passing through and/or parking and/or storing equipment in any of the Property premises, except for the parking spaces and garbage bins marked in the blueprint. (14 parking spaces only), the service elevator, including its location, as specified in Annex “A”.

4.10.	The Tenant is aware that the Landlord has unused building rights in the Property and future plans to use them in areas of the Property, and the Landlord will be entitled to utilize and exploit them, provided that this does not adversely affect the Tenant’s reasonable use of the Leased Premises and no other additions are built above the Leased Premises without the Tenant’s prior written consent..

4.11.	The Tenant is aware that the Landlord is planning to build an additional floor or floors on top of the remaining ground floor area which is not the Leased Premises, with the access to the roof area being via a ramp to be built in the west and south yards of the Property. Upon completion of the ramp construction work, the Landlord will plant trees along the length of the planter located in the facade from the beginning of the pedestrian entrance to the vendors’ entrance to the stairwell. It is agreed that in the event that during its construction, this ramp creates an impediment to the reasonable use of parking spaces and/or vendors’ entrance, the Landlord shall arrange for a solution to these matters and/or alternative parking for the duration of the construction period. It is also clarified that the construction of additional floors will not prevent the Tenant from making reasonable use of the Leased Premises and the additional floors shall be built in a way that does not prevent the Tenant from using the fume ventilators required by the Tenant for the Leased Premises. To the extent that the construction of an additional floor imposes additional costs on the Tenant, the Landlord will pay these costs.

4.12.	The Tenant is aware that the Landlord is planning to build another lobby (with the same contours) on the new first floor on the Property’s northwest facade, similar to the bottom floors’ lobby, to serve the additional floor on the roof area.

4.13.	The Tenant is aware that the Landlord is planning to install solar power systems on the entire roof area to be available after completion of the future construction of the additional floor. The Landlord will allow the Tenant to make arrangements on the roof above the Leased Premises for the fume ventilators (“Mindafim”) and a solar hot water system (solar water heater) as required by the Tenant, all at the Tenant’s expense and in accordance with applicable law.

4.14.	Further, it is agreed that the Landlord will leasethe Operational Areas to theTenant, for a rent equal to 50% of the regular Rent.

With respect to the works listed above, the Tenant declares that it consents thereto, waives any claim with regard thereto and will refrain from taking any actions that may interfere or thwart such works. It is agreed that the works will be carried out in a manner that does not interfere with the Tenant’s reasonable use of the Leased Premises.

5.	Construction Work in the Leased Premises

5.1.	Since the Landlord owns the interest in the Property and the Building, including the works to be done in the Building, the Landlord’s prior written approval and consent will be required for works relating to obtaining a building permit, or plumbing and construction works, as well as any alteration and/or work and/or renovation of the Leased Premises, if the Tenant decides to perform such works (hereinafter: “Completion Works”). The foregoing does not impose on the Landlord any liability of any kind and nature in connection with the planning and execution of the Completion Works, their quality and schedule for execution and any liability in this regard shall apply to the Tenant at its sole expense. Construction plans for the Completion Works will be submitted for the Landlord’s approval in advance, and the consent of the Landlord will not be refused, except on reasonable grounds.

5.2.	Should the Tenant decide to do any of the Completion Works on its own or through another contractor on the Tenant’s behalf (hereinafter: “External Contractor”), the Landlord will not participate in the costs of the Completion Works in the Leased Premises, and all costs and/or expenses in respect thereof will be covered solely by the Tenant. The foregoing shall not apply to Completion Works agreed to be executed by the Landlord as set out in Section 5.4 below. Should theTenant choose to carry out the works through a contractor on its behalf, the following provisions shall apply:

5.2.1.	The Tenant must obtain the Landlord’s prior written consent to the identity of the External Contractor (which will not be withheld except on reasonable grounds);

5.2.2.	The External Contractor shall be a licensed contractor and shall have the necessary classifications to carry out such completion works as desired by the Tenant;

5.2.3.	The External Contractor shall have all insurance coverage required to carry out the Completion Works in the Leased Premises;

5.2.4.	The External Contractor shall act in accordance with Section5.3 without causing damage or interference with the reasonable use by other tenants in the Building.

5.2.5.	The Landlord shall have no responsibility for the Completion Works carried out by the Tenant or by an External Contractor on its behalf.

5.3.	Insofar as the Landlord is not the one who carries out the Completion Works, the Tenant must obtain the Landlord’s consent to the Completion Works that the Tenant wishes to perform, and perform them on its own, and under its full responsibility (including responsibility in connection with the Completion Works, the licenses and permits required by law, the work and the materials), and perform them without derogating from the reasonable use of Building by the other tenants.

5.4.	The Tenant undertakes to submit detailed plans, including technical specifications, to the Landlord, within 30 working days of the signing of this Agreement for the purpose of making internal divisions and completion works to the Leased Premises, the lobbies, the stairwells (hereinafter: “Completion Works ”). The Landlord shall return to the Tenant a quotation to carry out the works in accordance with the plans set out above within 15 days of receipt thereof. The Tenant’ s architect shall approve the identity of theoperating contractor .If the Tenant approves the bid within 15 days of sending the quotation to the Tenant with a work schedule attached thereto, the following provisions apply:

5.4.1.	The Landlord will perform the works on its own or through a third party on its behalf and at its own expense;

5.4.2.	The Landlord will not be responsible for the planning of the internal partition or the planning of the Completion Works;

5.4.3.	The Landlord will assign to the Tenant the operating contractor’s warranty required by law and the contractual rights vis-a-vis the operating contractor regarding the warranty. The warranty shall be for the materials and the works relating to the Completion Works. The Landlord shall assist the Tenant in coordinating matters with the operating contractor and in legal proceedings against the operating contractor, if any.

5.4.4.	A tri-party agreement shall be signed between the Landlord, the Tenant and the operating contractor, in a form to be prepared and attached to this Agreement within 21 days from the date the Tenant submits the technical specifications to the Landlord.

5.4.5.	Within 15 days of the final plans of the Completion Works are approved (including all the refurbishing) by both Parties, a plan shall be sketched and responsibility for obtaining regulatory permits and responsibilities for the Leased Premises and the Building shall be agreed according to the principals set forth in this agreement in general and specifically in sec 4 above (including regulatory permits for public areas and installations that are not part of the Leased Premises), signed by the Parties and attached as Annex “H” hereto.

5.5.	If the Tenant approves the above quotation for the Completion Works in the Leased Premises, excluding the works detailed in Annex “C” attached hereto, the Tenant will pay the Landlord additional annual rent equal to the cost of the Completions Works actually borne by the Landlord, before VAT according to the Landlord’s books, (hereinafter: “Completion Work Costs”) divided by 10, plus annual interest of 12%, plus VAT, of the unpaid balance of the Completion Work Costs (hereinafter the: “Annual Addition to the Rent”). The Annual Addition to the Rent will be paid in equal monthly payments plus statutory VAT and Linkage Differentials for a period of ten years and shall be considered for all intents and purposes as an integral part of the Rent.

To illustrate the calculation, a sample payment table is attached hereto as Annex “B”.

For the avoidance of doubt, the 2% increase referred to in Section 7.4 below shall not apply to the Annual Addition to the Rent.

5.6.	If for any reason the Tenant does not lease the Leased Premises for a period of 10 years, or if the Lease Period ends before ten years have passed and before the full Completion Work Costs are paid by means of paying the Annual Addition to the Rent over a ten year period, the Tenant will pay the unpaid balance of the Completion Work Costs plus statutory VAT and Linkage Differentials in one final payment due at the end of the Lease Period.

For example: should the Tenant leave the Leased Premises after 7 years, the balance that the Tenant will be required to pay will be NIS 383,333 plus VAT, as detailed in Annex “B”.

5.7.	The Completion Works will be carried out concurrently with the construction of the Leased Premises, as far as reasonably possible.

5.8.	If the Tenant notifies the Landlord that it wishes the Landlord to build a gallery of about 200 sqm above the first floor of the Leased Premises, (adjacent to the windows’ area, in a position agreed by the Parties at the time of the signing of this Agreement and which will be marked on the blueprint as Annex “A-4”), then the Landlord will do its best effort to build the Tenant such a gallery for use in accordance with the Purpose of the rental (provided only that the Landlord is able to obtain the necessary approvals in accordance with the law from the authorities). In the event of a notice from the Tenant that it wishes to rent such a gallery in the future, then the Landlord shall at its own expense build the gallery as shell space in accordance with the specifications in Annex C and shall be leased to the Tenant at the rent stated in this Agreement, as adjusted from time to time, with a 20% discount. In the event that the Tenant wishes the Landlord to perform the completion works of the gallery, such completion works will be carried out at the Tenant’s expense and be financed by the Landlord in accordance with financing terms and conditions detailed in the Agreement with regard to the Completion Works.

In order to enable the foregoing, the Landlord shall execute, already at the current construction stage, a roof for the first floor that is capable of holding the optional future gallery and which can hold 300 kg per square meter.

6.	Lease Period and Options

6.1.	The lease period is for 120 months, beginning on the Transfer of Possession Date (hereinafter the “Lease Period”):

6.2.	Subject to full compliance with all of the Tenant’s obligations in accordance with the provisions of this Agreement, the Tenant shall have the right to extend the lease for two option periods: a first option of 60 months (hereinafter the: “First Option”); and a second option of 60 months (hereinafter: the “Second Option”).

6.3.	Each one of the options will automatically enter into effect, unless the Tenant has notified in writing of its non-exercise at least 3 months prior to the end of the Lease Period. Without prejudice to the generality of the foregoing, in the event that the Tenant breaches the provisions of this Agreement and does not cure the breach within 30 days of receipt of a written notice thereof from the Landlord, the Landlord shall have the right to notify the Tenant in writing of the absence of its right to exercise the Option, with 9 months advance written notice.

6.4.	The Tenant undertakes to pay the Landlord the Rent and to pay the Landlord and the authorities all the payments that apply to the Tenant as the holder of the Leased Premises, for the entire Lease Period, whether or not Tenant uses the Leased Premises.

6.5.	It is agreed that the Tenant may bring in a sub-tenant, provided that: (1) the sub-Tenant is without a criminal record; (2) the Tenant will continue to be bound by all provisions and obligations set forth in this Agreement with respect to all parts of the Leased Premises (both the portion used by the Tenant and the sub-leased portion). However, it is clarified that in the case of a sub-tenant or alternative tenant that leases 50% or more of the Leased Premises, the Tenant and/or anyone on the Tenant’s behalf, shall not have an option to extend the lease beyond the first ten years of the lease and the extension of the lease agreement shall be subject to the Landlord’s prior written consent, provided that the Tenant has the right to decide that the alternative tenant lease period shall not be less than 5 years (but in any case not more than 20 years in total).

6.6.	The Tenant shall have a point of exit from the Lease Agreement at the end of five years from the start of the Lease Period and thereafter, on fulfillment of the following conditions:

6.6.1.	The Tenant will give a six-month prior written notice of its intent to terminate the Lease Agreement;

6.6.2.	The Tenant will pay the Landlord the balance of the Completion Work Costs plus statutory VAT and Linkage Differentials as set out in Section 5.6 above;

6.6.3.	The Tenant will in addition pay the Landlord compensation in an amount equal to 10% of the balance of the Rent due by the end of the original Lease Period of ten years.

6.7.	If the Tenant is interested in leasing additional space in the Building, the Tenant may provide written notice to the Landlord and in this case, when additional space for renting becomes available (if it becomes available), the Tenant shall have priority to lease such space in accordance with the terms of this Agreement. In this context, it is agreed that if space becomes available, the Landlord shall so notify the Tenant in writing and the Tenant shall notify the Landlord in writing within 14 days from the date it receives such notice, if it exercises this right and shall in this period sign an addition to this Agreement regulating such lease in accordance with the terms of this Agreement, mutatis mutandis.

7.	Payment of Rent

7.1.	In consideration for leasing the Leased Premises which are the subject of this Agreement, the Tenant undertakes to pay the Landlord rent for the Lease Period, as follows:

7.1.1.	During the Lease Period the rent for the first floor of the Leased Premises (a gross area of approximately 660 square meters) will be NIS 50 per gross square meter, i.e., a total of NIS 33,000 per month, plus NIS 25 per square meter of the Operational Areas, plus statutory VAT. In addition, the monthly payment for the Annual Addition to the Rent will be paid in accordance with Section 5.5 above.

7.1.2.	Measurement will be performed by a surveyor agreed upon by both parties (and in the absence of agreement within 7 days of either party’s request, such surveyor will be appointed at the request of either party by the President of the Association of Licensed Surveyors in Israel) and both Rent and Management Fees will be updated accordingly.

7.1.3.	During the Lease Period, the rent for parking spaces in excess of ten parking spaces will be NIS 250 per parking space per month, plus statutory VAT and CPI linkage differentials.

7.1.4.	During the Lease Period, the insurance premium (for the Landlord’s insurance policies described hereafter which cover also the Leased Premises) will be NIS 2 per square meter per month, plus statutory VAT and CPI linkage differentials . The insurance maintained by the Landlord shall include property insurance, third party insurance (with a right of subrogation to the Tenant), fire, plumbing damage insurance, natural disasters insurance and earthquake damage insurance.

7.2.	The Rent will be paid on a monthly basis (between the first to the tenth day of each month) for the entire Lease Period by means of a standing bank order in the form attached hereto as Annex “D”.

7.3.	In addition to the Rent, the Tenant will pay the Landlord CPI linkage differentials on the rent. As of the second year of the Lease Period, CPI linkage differentials, as defined above, will be added to the Rent. At the end of each year of the lease, the parties will calculate the Index increase , and this supplement will be paid as of that date and thereafter (but not for the period elapsed until the date of the calculation).

7.4.	In addition to linking the Rent to Index increase, the Rent will increase by an additional 2% per year (12 months) of the most recent rent.

7.5.	To the extent that the Option is exercised, the Tenant shall deliver to the Landlord astanding bank order in the form attached hereto as Annex “D”, mutatis mutandis, for the rent during the Option period as well as an extension of the collateral for the Option period, at least 90 days prior to the commencement of the Option period. Failure to deliver the standing bank order and the collateral on such date will lead to the expiration of the Option and termination of the Lease.

7.6.	During the Lease Period, the Tenant shall pay, in addition to the Rent, a monthly management fee of NIS 10 per square meter linked to the additions in accordance with the Rent payments per gross square meter, for the ongoing maintenance of the equipment, the Leased Premises and public areas (the “Management Fee”). In this context, it is agreed that the provisions of the Management Agreement attached hereto as Annex “E” constitute an integral part of this Agreement, and a breach of the provisions of the Management Agreement shall constitute a breach of the provisions of this Agreement.

Management Fees include the maintenance of all public fire protection systems, maintenance and cleaning of public areas (including stairwells) gardening and maintenance of the passenger elevator (excluding the service elevator for raw materials).

8.	Construction of the Leased Premises and Transfer of Possession of theLeased Premises

8.1.	The Leased Premises will be constructed in accordance with Annex C.

8.2.	The Landlord undertakes to complete the construction of the Leased Premises and transfer posession of the Leased Premises, in a shell condition within six months of the Effective Date. If the Landlord completes the construction of the Leased Premises at an earlier date, the Tenant undertakes to accept the Leased Premises on the construction completion date and pay the Rent as of the Transfer of Possession Date, provided it has been given written notice as stated in Section 8.6.3 below.

8.3.	It is agreed that the Landlord will be entitled to notify the Tenant that the Transfer of Possession Date has been postponed by additional 60 days, by giving 60-day advance written notice to the Tenant.

8.4.	If the Landlord is late in delivering the possession of the Leased Premises beyond a grace period of 60 days, then the Landlord will pay the Tenant a fine of 150% of the Rent for the period of the delay.

8.5.	In the event that the Landlord is unable to complete the works by the date stated above due to the Coronavirus crisis, including due to a shortage of workers and/or materials and/or orders and/or emergency regulations and/or instances in which the authorities do not work and/or due to other Force Majeure events, then the Transfer of Possession Date will be extended by the period of such impediment and/or delay, and in any event the Tenant shall be given notice in accordance with Section 8.6.3 below. The Landlord shall provide written notice to the Tenant of the impediment under this Section. In the event that the Landlord is required to defer the Transfer of Possession Date due to any of the foregoing to more than 14 months from the Effective date, then either Party may terminate this Agreement without any penalty or payment, by way of giving written notice to the other Party.

8.6.	The Landlord will transfer the possession of the Leased Premises as defined above and the Tenant shall take possession thereof upon fulfillment of the following cumulative conditions:

8.6.1.	The Leased Premises will be delivered to the Tenant in shell condition in accordance with the provisions of Annex C;

8.6.2.	The elevator shall be functioning and in operation as stated in Section 4.5.2.

8.6.3.	Notice will be provided to the Tenant 40 days in advance of the fulfillment of the conditions set out in Sections 8.6.1 and 8.6.2 above, provided such date occurs 6 months after the Effective Date.

(hereinafter – “Transfer of Possession Date”)

8.7.	As of the Transfer of Posession Date the Tenant shall bear all payments and charges arising from its status as holder of the Leased Premises and all that entails, including the Management Fees specified in Section 7.6 above.

8.8.	On the Transfer of Possession Date for the Leased Premises, or any part thereof, the Parties shall prepare a transfer protocol. Receipt of possession by the Tenant will constitute confirmation and evidence that the Tenant has received the Leased Premises to its satisfaction, except with regard to the matters set out in the transfer protocol and hidden defects.

9.	Use of the Leased Premises

9.1.	The Tenant undertakes to maintain the Leased Premises, including equipment and/or installations with which the Leased Premises are equipped, and including equipment and/or installations that serve the Leased Premises and are located inside and outside the Leased Premises, in good and proper condition during the entire Lease Period and/or Option period.

9.2.	The Tenant undertakes to avoid causing any damage or spoilage to the Leased Premises, or any part thereof, or any of its systems and installations (hereinafter: “Damages”) and to repair, at the Tenant’s expense, in the shortest possible time, all Damages incurred during the Lease Period (including the special damages set forth below), including any Damages caused by it and/or on its behalf and/or by visitors, customers, employees, workers and/or any other person on its behalf, except for reasonable wear and tear.

9.3.	The Tenant declares that if it does not keep the Leased Premises in such condition, level and quality as stated in this Agreement and/or it does not repair the Damages, and whatever requires repair and improvement and/or does return the Leased Premises in accordance with its obligation as stated in Section 9.1 above, then at the end of the Lease Period, the Landlord may, but is not required to, make any repair and take any action that the Landlord deems appropriate for the purpose of repairing the Damages and/or restoring the Leased Premises to such appropriate level and quality and/or to restore the situation to its former condition (excluding reasonable wear and tear), at the expense of the Tenant.

9.4.	The Landlord may enter the Leased Premises for the purpose of exercising its rights as stated in this Section, after sending a 24-hour advance written notice to the Tenant.

9.5.	The Tenant undertakes to adhere to and comply with any law relating to the possession and use of the Leased Premises. The Tenant undertakes not to do in the Leased Premises, or in any part of thereof, or in connection therewith, anything that could be an impediment, or nuisance, or cause damage, or inconvenience, to the Landlord and/or any third party.

9.6.	The Tenant undertakes to ensure that the Leased Premises and their immediate surroundings are clean, and to conduct its business exclusively within the confines of the Leased Premises. The Tenant shall pay all fines imposed by municipal and/or government authorities, if any, for breach of the provisions of this Section. Should any fines be imposed on the Landlord due to the Tenant’s acts or omissions, the Tenant shall reimburse the Landlord for the full amount of such fines, provided that the Landlord gave written notice of such fines to the Tenant.

9.7.	Rights in respect of erecting signs on the Property and/or the Building shall be the sole property of the Landlord; without derogating from the foregoing, the Tenant may be permitted to place signs on the Leased Premises, provided such signs are made in accordance with applicable law as well as all the licenses required by law to place such signs. The Tenant shall bear all fees and taxes for placing such signs.

10.	Licensing and Permits

10.1.	The Tenant declares that it is familiar with the conditions required for obtaining any license and/or permit and/or approval for the purpose of operating its business in the Leased Premises and its work therein, and that prior to the signing of this Agreement, the Tenant actually checked the suitability of the Leased Premises for its purposes and the purpose of the lease and the possibility of obtaining all necessary licenses, permits and approvals to operate the Leased Premises according to the purpose of the lease, and found all of them suitable for the purpose of the lease.

10.2.	The Tenant undertakes to obtain from any municipal and/or local and/or governmental and/or other authority, all licenses and/or permits required by law to operate and/or conduct its business in the Leased Premises.

10.3.	The Tenant declares that it is aware that the Landlord is not responsible towards the Tenant for obtaining any such license and/or permit. If, for any reason, the Tenant fails to obtain a license to conduct its business, such failure will not exempt the Tenant from paying the Rent and fulfilling all of its obligations under this Agreement, except if building violations have occurred in the Leased Premises prior to the transfer of possession, or failure by the Landlord to provide required permits regarding building the Leased Premises. It is made clear that the Landlord is not aware of the any violations in the construction of the Leased Premises and shall not make such violations in the Leased Premises during the construction of the Leased Premises or prior to the transfer of possession thereof.

10.4.	The Tenant undertakes, for the entire duration of the Lease Period, to renew any license and/or permit required for its use of the Leased Premises, so that during the entire Lease Period and any part thereof, the work in the Leased Premises and its operation are conducted as required by law and in accordance with the terms of any license, permit, order, regulation or decree issued from time to time by any competent authority whatsoever with regard to the business conducted in the Leased Premises.

10.5.	If a competent authority has conditioned the granting of a license or permit that is necessary to operate the Tenant’s business and requires changes to the Leased Premises, the Tenant undertakes not to make such changes until after receiving the Landlord’s prior written consent. The Landlord shall not withhold such consent, provided that the changes are made by the Tenant in accordance with applicable laws and at the Tenants expense.

11.	Implementation of Works in the Leased Premises

11.1.	The Tenant undertakes not to make any changes to the Leased Premises, nor add any extra additions, or demolish or alter any part of the Leased Premises and/or any of its installations, or allow or permit any repair and/or alteration and/or addition and/or renovation and/or demolition, without the prior written consent of the Landlord. The Landlord will not refuse such Tenant’s request, except on reasonable grounds. Provided that a written notice is given to the Tenant, the Landlord shall be entitled to prevent any act in violation of this Section and shall destroy and remove any alteration, addition, renovation or amendment made in contravention of this Section, all at the expense of the Tenant.

11.2.	in any case where the Landlord allows the Tenant to make changes and/or repairs and/or renovations and/or additions and/or demolitions, as set forth in this Section, the obligation to pay and the liability for these actions shall rest solely with the Tenant, and all the provisions of this Agreement regarding changes to the Leased Premises shall apply to such actions.

All repairs and/or modifications and/or additions and/or renovations and/ or improvements made by the Tenant to the Leased Premises, either with or without the Landlord’s consent, and all fixtures to the Leased Premises, including the air conditioning system and any infrastructure in the Building (all of which will be referred to hereinafter as: “Changes”) will become, at the end of the Lease Period, including due to any the change of tenant, the property of the Landlord and be transferred to its possession, and the Tenant waives any claim and/or demand in relation thereto, unless otherwise agreed in writing between the Tenant and the Landlord. For the avoidance of doubt, it is hereby clarified that the Tenant will not be entitled to any payment for the Changes.

12.	Taxes and Payments

12.1.	The Tenant undertakes to pay all taxes and expenses that apply to the holder of Leased Premises throughout the Lease Period as set out below, whether they exist as of the date of this Agreement or will exist in the future, for the Lease Period and/or the Option, and to pay the relevant amounts, whether or not the payment call is sent to the Landlord in a timely manner, on the due date set for payment, and in the absence of such date, immediately upon receipt of the Landlord’s demand; however, the Tenant will not be liable for any payment due to the Landlord’s deliberate delay in delivering the payment call to the Tenant.

12.1.1.	Business taxes, municipal taxes, including property taxes, levies and/or surcharges, governmental and any other tax arising from the possession of the Leased Premises and/or its lease by the Tenant and/or use thereof, as well as any tax that applies to the period of possession of the property, including new taxes customarily applied to the Tenant of the property, rather than to the Landlord.

12.1.2.	It is agreed tha tproperty taxes will be paid for the leased areas according to Gross Area (net floor area + wall thickness + 10% common service areas) and 10 parking spaces of 400 sqm total.

12.1.3.	Any other payment arising from the maintenance and operation of the Leased Premises, other than those included in the Management Fee and except for capital investment into the property including for the supply of water, electricity.

12.1.4.	All insurance payments, as specified in Section 7.1.4 above.

12.1.5.	The Tenant undertakes to transfer, within 14 days of transfer of the possession, electricity and water bills issued by the Municipality of Yavne to its name, and pay such bills throughout the Lease Period (including any Option period, if exercised).

12.1.6.	The Tenant undertakes to present to the Landlord, from time to time, at the Landlord’s request, all receipts and/or certificates attesting to the fact that all payments applicable to it pursuant to this Agreement have been actually paid, and on time, by the Tenant.

12.1.7.	Electricity and water expenses will be billed using separate sub- meters to be installed in the Leased Premises .for the purpose of such paymentThe Tenant will provide the Landlord with an authorization to charge valid bills (a standing order to debit a bank account), according to the attached Annex D.

13.	Delay in Payments

13.1.	Should the Tenant be late in payment of any amount due by it to the Landlord and/or another party in accordance with this Agreement and does not cure the delay within five business days from receipt of written notice from the Landlord, the Tenant will pay the Landlord, as applicable, in addition to index differentials, arrears interest on the late payment.

13.2.	Said interest will be calculated for the period from thelatepayment due date until the actual payment thereof by the Tenant.

13.3.	If the amount in arrears is an amount paid to a third party by the Landlord in lieu of the Tenant, the above interest rate will be calculated for the period from the date the Landlord paid the amount in arrears to the third party until repayment by the Tenant. If the Landlord has paid any third party interest and/or a penalty for the late payment made by the Tenant, the interest and/or the penalty will be considered as part of the debt principal which the Tenant must repay to the Landlord, as applicable.

13.4.	No interest payment under this Section shall prejudice the Landlord’s right to any other remedy provided for in this Agreement and/or by law, including, and without prejudice to the generality of the foregoing, eviction of the Tenant as well as any other remedy resulting from the breach of the Agreement due to the failure to pay on time. Receipt of such interest shall not be construed as a waiver by the Landlord of any other remedy and/or in derogation of any right whatsoever conferred on the Landlord by the Agreement and/or by any law.

13.5.	A delay in any payment due from the Tenant to the Landlord pursuant to this Agreement that has not been cured by the Tenant within 7 days of receiving a written reminder from the Landlord, shall be deemed to constitute a fundamental breach of this Agreement that confers on the Landlord all remedies granted to it under this Agreement and any law relating to a fundamental breach of this Agreement.

14.	Prohibition on the Transfer of Rights by the Tenant and Prohibition of Registration thereof

14.1.	The Tenant hereby undertakes not to assign, transfer, hand over, sell, lease or place a lien on its rights pursuant to this Agreement, in whole or in part, in any way or manner, and not to assign, transfer, hand-over, or rent or lease the Leased Premises, in whole or in part, other than in accordance with that stated in the Agreement.

14.2.	Without prejudice to the generality of the foregoing, the Tenant may sub-lease the Leased Premises through a sub-lease and/or to a substitute tenant for purposes permitted pursuant to the City Building Plan and the Building Permit that apply to the Property, provided that the Landlord has approved the sub-tenant/substitute tenant in writing and in advance, which approval will be given provided the sub-tenant/substitute tenant does not have a criminal record and will have proven financial ability to the sole satisfaction of the Landlord. It is clarified that such sub-letting will not derogate from the Tenant’s full responsibility for its obligations under this Agreement with respect to the entire area of the Leased Premises.

14.3.	Subject to the foregoing, the Tenant hereby undertakes not to share another or others in the lease and/or possession and/or the operation of the Leased Premises, nor grant any person or legal body possession and/or right of use of the Leased Premises or any portion thereof, whether as an invitee, for consideration or not, or in any bther way.

14.4.	The Tenant hereby undertakes not to register its rights under this Agreement or in connection therewith in the Land Registry Office or the Land Authority or in any other manner, nor register a cautionary note in connection with the said rights.

15.	Insurance

15.1.	The Landlord will insure the Leased Premises with comprehensive insurance as well as fire, third party, plumbing and BIT insurance (and to remove all doubt – not including contents, or the Tenant’s employees). The insurance premiums will be in accordance with the assessment made by a surveyor on behalf of the insurance company, of an Israeli insurance company, and the Tenant will reimburse the Landlord for the insurance premiums. The Tenant will also pay the deductible cost for any damages caused by the Tenant and/or any person on the Tenant’s behalf.

15.2.	In addition, the Tenant will insure:

15.2.1.	The Tenant’s contents in the Leased Premises.

15.2.2.	The works carried out in the Leased Premises by the Tenant and/or on its behalf, with a Contractor All Risk Insurance (including third party) and employers’ liability insurance policy. The policyholder’s name will include contractors, subcontractors and the Landlord. The insurance will explicitly include coverage for damage caused to adjacent property and the property in which the works are performed.

15.2.3.	Its legal liability in respect of its activities in the Leased Premises as to be covered by third-party liability insurance

15.2.4.	Liability to employees for bodily injury caused in the Leased Premises while, during and as a result of the works.

15.2.5.	The Tenant hereby undertakes to add the Landlord’s name as an additional insured entity in the aforementioned policies, with each third party insurance being subject to a “cross-liability” clause whereby the insurance shall be deemed to be a separate policy for each insured entity. In addition, the Tenant undertakes to allow to pledge the policy to the mortgage bank on behalf of the Landlord. Prior to the transfer of possession of the Leased Premises to the Tenant, the Tenant will show the Landlord all of the insurance policies issued in accordance with the obligations set out in this Agreement, as a condition to receiving possession of the Leased Premises, and the Tenant shall, on a regular basis, show to the Landlord every new policy that is issued to the Tenant, or any amendment to a policy previously shown to the Landlord, and on the Landlord’s request the Tenant shall add and/or amend the insurance policies to the satisfaction of the Landlord.

15.2.6.	The Tenant will make sure that the insurance policies will have an express clause under which the insurer expressly waives any right of subrogation to return to the Landlord with a claim for subrogation or reimbursement or indemnification for direct or indirect damage which is caused due to the Landlord, if such damage is caused, subject to a corresponding clause in their insurances. This clause shall not apply to a person who maliciously caused damage. The Tenant undertakes to provide the Landlord with an insurance policy with a clause containing cancellation of subrogation rights.

15.2.7.	The Landlord’s right of review and the use, or waiver of use of its right to review the policies and to require updating, supplementing or modifying the foregoing clauses, shall not impose any liability on the Landlord regarding the nature and validity of these policies, or the absence thereof.

15.2.8.	The Tenant undertakes to comply with all the terms of the policies referred to in this Section above, to pay the policy premiums on time, and to ensure that the policies are renewed and are fully valid throughout the Lease Period.

15.3.	It is agreed that with regard to the above insurances of the Leased Premises, the following provisions will apply:

15.3.1.	The Leased Premises insurance will include an express condition whereby it precedes any insurance procured by the Landlord if any in connection with the Leased Premises and that the Leased Premises insurance procured by the Tenant will be activated and charged before any other insurance.

15.3.2.	The insurer of theLeased Premises will warrant that the Leased Premises’ insurance policies will not be reduced, canceled or expired in any way, unless a registered postal notice is provided to the Landlord 60 days in advance.

15.3.3.	The Tenant will procure the policies from a duly licensed insurance company, update the insurance amounts, strictly comply with all policy provisions and pay the premiums on time.

15.3.4.	Not later than 14 days before the end of the Leased Premises insurance period, the Tenant undertakes to deposit with the Landlord the insurer’s approval stating that the Leased Premises insurance is extended for another year, and within 30 days from the date of renewal of such insurance, the Landlord will receive the original copies of the renewed insurance policies. Furthermore, the Tenant will continue and repeat the aforementioned process until the end of the period of the Leased Premises insurance as required by this Section.

15.3.5.	The Tenant agrees and confirms that it does not have and shall not have any claim and/or action against the Landlord and/or any other third party for any damage whatsoever for which it is entitled to receive indemnification under the Leased Premises Insurance, and it exempts all of the above from any liability towards it and/or any other third party on its behalf for such damage.

15.4.	Should an insurance event occur, then for any damage caused, the Tenant will pay the deductible.

16.	Guarantees and Collateral

16.l.	The Tenant undertakes to provide the Landlord within 14 days from the Effective date, with a cash deposit by way of a bank transfer in the amount of four months’ Rent and Management Fees (Hereinafter — “the First deposit”). In January 15th, 2021 the Tenant undertakes to provide the Landlord with additional cash deposit by way of a bank transfer in the amount of two months’ Rent and Management Fees plus VAT and plus a sum equal to the VAT of the First deposit. All the above deposits will remain and be valid until the end of the Lease Period.

16.2.	In addition, in order to secure the Tenants obligation according to this agreement, The Tenant undertakes to create in favor of the Landlord charges on his assets in the customary version attached to this agreement as Annex “F” (Hereinafter - “the Charges”). The charges will be created and registered no later than the date of the beginning of the Completion works. Any delay in the registration of the Charges will cause a similar delay in the dates relevant for the completion works.

17.	Liability and Indemnity

17.1.	The Landlord and anyone acting in its name or on its behalf shall not be liable, in any way, for any damage and/or expense which may be caused to the Tenant and/or anyone on its behalf and/or its business and/or its property, including without prejudice to the generality of the foregoing, damage or injury resulting from the entry of the Landlord or anyone acting on its behalf to the Leased Premises for one of the purposes set out in this Agreement, unless the damage is caused as a result of a willful and/or negligent act and/or omission act of the Landlord and/or anyone acting on its behalf, towards the Tenant.

17.2.	For the avoidance of doubt and without prejudice to the foregoing Section, it is clarified that Landlord, or anyone acting on its behalf, shall not bear any liability and/or any obligation whatsoever, for any bodily injury and/or loss and/or damage to property of any kind, caused to the Tenant and/or its employees and/or anyone on their behalf, including and without prejudice to the generality of the foregoing, to employed persons, agents, contractors, clients, visitors and/or any other person present in the Leased Premises or other area possessed by the Tenant, except in the circumstances set out in this Section above, unless the damage is caused as a result of a willful and/or negligent act and/or omission of the Landlord and/or anyone acting on its behalf.

17.3.	The Tenant alone shall be liable for any loss and/or damage and/or expense incurred to the Leased Premises, and/or parts thereof, and/or to its contents, and/or any person and/or corporation, and/or the Landlord, and/or anyone acting on their behalf, and/or any third party that result from carrying on its business in the Leased Premises, and/or from its possession and/or from the use of the Leased Premises, and/or leasing it, and/or any negligent act or omission of the Tenant, or any person on its behalf. The Tenant shall not be liable for any loss and/or damage and/or expense caused as a result of the willful and/or negligent act and/or omission of the Landlord, and/or anyone on its behalf.

17.4.	The Tenant undertakes to indemnify the Landlord for any damages or expenses incurred as a result of a claim filed against it, civil or criminal, and for the need to defend against such claim, should such claim arise from the Tenant’s failure to fulfill one of its obligations pursuant to this Agreement or from breach of such obligation, including any claim for damages or expenses that the Tenant is liable for in accordance with the provisions of this Agreement. All this provided the Landlord notifies the Tenant immediately upon receiving a claim filed against the Landlord as stated above, and allows the Tenant to defend against it, and the Tenant will indemnify it immediately upon receipt of a court judgement given on the matter.

18.	Hypothecation by the Landlord

18.1.	The Landlord is entitled to take out a mortgage and/or charge and/or assign and/or sell and/or rent and/or lease and/or transfer the Leased Premises and this Agreement, all or part thereof, and/or its rights thereto, in whole or in part, as well as its rights in parts of the Property not included in the Leased Premises, to another or to others, in any manner as the Landlord deems fit and in its sole and absolute discretion and without any need for the Tenant’s consent, provided that in any event such charge or sale does not derogate from the Tenant’s rights pursuant to this Agreement.

18.2.	The Tenant warrants that if it does not vacate the Leased Premises in accordance with that stated in this Section, it will pay the Landlord for each day of delay from the first day of delay in vacating the Leased Premises till the 30th day of delay beyond the date stipulated in this Agreement, rent at a rate of 200% of the Rent of the Leased Premises per day according to this Agreement. The Tenant affirms that this amount has been determined and agreed between the Parties as liquidated and agreed damages, as estimated with due consideration by the Parties in advance, as the reasonable damages due to non-vacation of the Leased Premises at the time set forth for vacating the Leased Premises (hereinafter the “Agreed Compensation”), and the Landlord will have no claims and/or demands of any kind whatsoever against the Tenant in relation to the first 30-days of delay in vacating the Leased Premises beyond the Agreed Compensation.

18.3.	A delay in vacating the Leased Premises that exceeds a 31 day delay, will constitute a fundamental breach of the Agreement and shall entitle the Landlord to any remedies available to it for such breach, in addition to the Agreed Compensation up to the actual date of vacation of the Leased Premises and compensation for any damages caused to the Landlord as a result of the delay in the vacation of the Leased Premises.

18.4.	For the avoidance of doubt, the Tenant affirms that this Section does not derogate from any right whatsoever of the Landlord, including and without prejudice to the generality of the foregoing, the right of the Landlord to exercise the collateral given to it and the right of the Landlord to sue for the fulfillment of all of the Tenant’s liabilities pursuant to this Agreement, and no payment pursuant to this Section releases the Tenant from its obligation to vacate the Leased Premises.

18.5.	The Tenant represents and warrants that if it does not vacate the Leased Premises as stated in this Section, then the Landlord shall be entitled, in addition to the remedies provided to it under the Agreement and under any law, to claim from the Tenant all amounts, payments, taxes, liabilities, appropriate usage fees, expenses, losses and any other payment for the period between the contractual date of vacating the Leased Premises and the actual date of vacating the Leased Premises, as if the Lease Period had continued, and all without prejudice to the Tenant’s obligation to vacate the Leased Premises, provided that the Landlord would not be entitled to claim double compensation for the same damage, namely both the Agreed Compensation, as set out in Section 18.2 above, and also the compensation for damages as set out in this Section.

18.6.	For the avoidance of doubt, the Tenant declares that payment and/or the provision of appropriate usage fees and/or payments under this Section do not in any way create rental relationship between the parties for the period following the date of vacating the Leased Premises.

18.7.	The Tenant affirms that in any event that it does not itself vacate the Leased Premises by the due vacation date, then the Landlord and/or anyone on its behalf shall be entitled to enter the Leased Premises, after first giving a 15-day written notice to the Tenant, and may evict any person and property belonging to, or related to, the Tenant and/or used for its business in the Leased Premises, all at the sole and absolute discretion of the Landlord.

18.8.	The Landlord shall be entitled to execute such eviction at any time as it deems appropriate, after giving a 15-day written notice to the Tenant. The Landlord shall be entitled to use force when evicting, if necessary, and shall be entitled to handle the property and equipment in the Leased Premises in its absolute discretion. The Landlord may remove such property and equipment outside the Leased Premises, and may, but does not have to, store the property and equipment where it deems fit, in this case at its sole and absolute discretion.

18.9.	Any amount expended by the Landlord in connection with the eviction of the Tenant and its belongings, as aforesaid, shall be to the account of the Tenant and shall be paid to the Landlord immediately upon the Landlord’s first demand, and the Landlord’s accounts in respect of the said expenses shall constitute decisive proof of their correctness.

18.10.	Tenant affirms that the Landlord and/or anyone on its behalf will not be liable in any way whatsoever for any damage of any kind whatsoever caused to the Tenant, if such damage is caused, due to any action related to the eviction of the Tenant and/or the equipment and property from the Leased Premises and/or the storage of equipment and property due to failure to vacate on time.

19.	Final Settling of Accounts

19.1.	Upon expiry of the Lease Period or cancellation of this Agreement for any reason, the Landlord and the Tenant will make a final settling of accounts (in this Agreement the (“Final Settling of Accounts”).

19.2.	For the purpose of the Final Settling of Accounts, the Tenant shall present the Landlord with confirmations from any municipal and/or governmental and/or other body towards which the Tenant undertook in this Agreement to make various payments, directly or indirectly, indicating that as of the date of such confirmation, the Tenant has paid all payments in respect of the Lease Period, including principal and/or interest and/or linkage differentials and/or fines and/or any other debt for the said period.

19.3.	A condition for the Final Settling of Accounts and/or any payment by the Landlord thereafter is the vacation of the Leased Premises by the Tenant.

19.4.	The Parties shall endeavour to ensure that the Final Settling of Accounts ends no later than 90 days after the vacation of the Leased Premises.

20.	Parties Remedies for Breach of the Agreement

20.1.	The Parties affirm that nothing contained in this Agreement shall exhaust all the rights and remedies of the Parties in case of breach of the Agreement by either one of them, and shall not impair any right or remedy conferred on them by this Agreement and/or by any law, or derogate therefrom.

20.2.	The Tenant undertakes that if it commits a breach of this Agreement, all or part thereof or any of its terms and conditions, and does not rectify the breach within a reasonable timeframe designated in a warning notice received from the Landlord, and/or if it commits a fundamental breach of the Agreement, the Landlord shall be entitled to cancel the Agreement with immediate effect, and the Tenant will have to vacate the Leased Premises immediately or at the time determined by the Landlord, if determined, without this prejudicing any right whatsoever or other remedy of the Landlord pursuant to this Agreement and/or under any law.

20.3.	Notwithstanding the foregoing, a delay of less than 14 days in the fulfillment of any of the Parties’ obligations under this Agreement shall not constitute a breach of the Agreement.

20.4.	The Tenant affirms that the Landlord will be entitled to cancel this Agreement if a decision is made (hereinafter the: “Decision”) on the appointment of a trustee and/or liquidator and/or a receiver, temporary or permanent, to the Tenant, or if an order for initiating proceedings and/or a receivership order or liquidation or bankruptcy order is issued against the Tenant, or if a foreclosure order is given against all of the Tenant’s assets which may prevent it from fulfilling its obligations under this Agreement, all or in part, and the Decision or order is not be canceled within 30 days of the date it is issued. The Tenant undertakes to cancel any such Decision within 30 days of the date it is issued, and affirms that its non-cancellation within 30 days shall constitute a fundamental breach of the Agreement, and the Landlord shall be entitled to any remedy granted to it pursuant to this Agreement and pursuant to any law.

20.5.	The foregoing shall not derogate from the Landlord’s right to sue the Tenant for an anticipated breach and including any remedy that results therefrom.

20.6.	The fundamental Sections| of this Agreement, the breach whereof shall constitute a fundamental breach, are: 3, 4, 6, 7, 8, 9, 10, 10.5, 12, 14, 15, 16 and 17.

21.	VAT

Any payment that a Party is required to pay to the other pursuant to this Agreement and/or that derives therefrom and which is not stated as including VAT shall be accompanied by VAT (if required by law) to be paid by the Party that is required to make the said payment to the Party entitled to receive it, by deposit to its account or by way of a postdated check, at the choice of the party eligible to receive the payment, on the day before the day on which the eligible Party is required by law to transfer the VAT payment to the tax authorities with regard to the payment for which the tax payment is made.

22.	Business Day

In any event that a date set for making any payment pursuant to this Agreement and/or which derives therefrom, is due on a day that is not a business day, the date for making the payment shall be postponed to the first business day after such date.

23.	Indemnity

In the event that a Party to this Agreement must perform a certain action or payment pursuant to this Agreement and/or which derives therefrom (hereinafter the: “Indemnifying Party”) and does not perform such action or make such payment in accordance with the terms and in the manner required by this Agreement and/or by any law, then the other Party (hereinafter the: “Indemnified Party”) may (but is not required to) perform this action and/or make this payment in lieu of the Indemnifying Party, provided a written warning was given to the Indemnifying Party 30 days in advance to fulfill its obligations, and the Indemnifying Party failed to do so in this period, and if the Indemnified Party did so, then the Indemnifying Party must pay to the Indemnified Party any amount spent by the Indemnified Party in connection with such action and/or in connection with such payment, no later than 20 days after receipt of a written request from the Indemnified Party that specifies the amount of its expenses (together with supporting documents to substantiate its expenses, if any). Interest will be added to any amount not paid by the Indemnifying Party to the Indemnified Party in the period stated above, calculated on the amount in arrears from the day the Indemnified Party issued the said demand until the day the Indemnified Party is repaid in full

24.	Imputation of Payments

24.1.	If arrears interest is added to any debt pursuant to this Agreement, then any payment paid by the debtor to the other party will first be credited to settling all the arrears interest that will be added as stated to the debt of the Paying party.

24.2.	To the extent that any amount paid by one Party to the other is in whole or in part, subject to VAT and the paying Party is the Party required to pay VAT in accordance with this Agreement, then a payment made by said Party to the other Party will be calculated as including VAT, and will be credited to settling a portion of that amount and the said tax due on that portion of the amount, which together come to the amount paid as indicated above.

25. Dispute Resolution

25.1.	In the event of any dispute between the Parties they shall endeavor to resolve this in good faith negotiations. If the Parties’ representatives are unable to resolve the dispute between themselves within 15 days, then the dispute shall be referred to the general manager of the Tenant and the Chief Executive Officer of the Landlord, who shall consider such dispute within fifteen (15) business days of such referral and shall hold further good faith discussions to try and resolve the dispute.

25.2.	Arbitration. If the Parties are unable to resolve the dispute in accordance with the procedure set out in Section 25.1 then either one of the Parties may refer the matter to binding arbitration.

25.2.1.	In the event that the Parties are unable to agree on the identity of the Arbitrator, within ten (10) business days of a Party’s first written request, then the Chairman of the Israel Bar Association shall be entitled to appoint the Arbitrator.

25.2.2.	The Arbitrator shall decide the dispute in accordance with the substantive laws of the State of Israel and shall provide a reasoned decision. The Arbitrator shall not be bound by procedural rules, or evidentiary rules.

25.2.3.	This Agreement constitutes a Deed of Arbitration, within the meaning of the Arbitration Law.

26. Entire Agreement

The provisions of this Agreement exhaust exclusively all that is agreed between the Parties regarding all the matters referred to herein and any negotiations or agreements prior to the signing of this Agreement shall not be taken into account, unless approved in a written document signed by all Parties on the date of the Agreement or thereafter.

27. Silence and Failure to Act

It is hereby agreed between the Parties that, unless otherwise expressly stated in this Agreement, in any case whatsoever that any one of the Parties does not exercise or delays in exercising any of its rights arising from \ this Agreement or derived therefrom, this fact shall not be deemed a waiver of such rights, or as any admission, or as any precedent, both in regard to the instance in connection wherewith the Party could have exercised such right, and in regard to any subsequent instance, and such Party may exercise its rights derived from this Agreement and/or related to it and/or pursuant to the law, at any time that it deems fit.

28. Miscellaneous

28.1.	The Tenant shall not be entitled to offset and/or withhold any amount that is owed to the Landlord in accordance with this Agreement and/or which derives therefrom.

28.2.	Any amendments or additions to this Agreement shall be made in writing and signed by the Parties.

28.3.	This Agreement will be signed in English as the governing language version while the “Hebrew translation attached as Annex G” hereto will assist in its interpretation.

29. Addressed and Notices

The Parties’ addresses for the purposes of this Agreement are:

The Landlord: 5 Sakharov St., Rishon leZion, and by email: and by email:

The Tenant: 8 Ya’elim St. Gan Yavne, and during the Lease Period at the Leased Premises and by email:

These addresses will be used as addresses for mailing post and serving summons to the Parties, including Recihparm Israel Ltd. and Recipharm AB Any notice delivered from one Party to the other Party pursuant to this Agreement or by power thereof, shall be in writing.

Any notice, including court documents sent by one Party to the other by courier, by mail, or by facsimile during normal business hours, shall be deemed to have arrived to its recipient upon delivery at the same address, and any message sent to the other Party by registered mail shall be deemed to have reached its recipient at the end of 7 days from the date of sending such mail, provided that the delivery of the notice in any of the above ways shall be to the above addresses

IN WITNESS WHEREOF THE PARTIES HAVE SIGNED BELOW:

Confirmation

I confirm that, Recipharm Israel Ltd., signed this Agreement by its authorized signatories and in accordance with a company resolution and that the above signature is binding for all intents and purposes.

Annex C

Agreements on the Leased Premises at Shell Level

1.1.	The shell space standard of the Leased Premises will be as follows:

1.1.1.	Ceramic flooring – the same shade and standard as in the entire Floor A’ or its equivalent in terms of cost.

1.1.2.	White Mineral Acoustic Ceiling size 60 x 60 cm that meets the fire department standards.

1.1.3.	LED lighting (white lighting) 60 cm by 60 cm in quantity reflecting the standard for offices and no less than what is on the mezzanine floor.

1.1.4.	Fireproof red plaster walls that meet the fire department standards including white tambour paint.

1.1.5.	Sprinklers for water only in accordance with the Israeli standard and suitable for the business activity of the Tenant as to be reported by the Tenant to the Landlord.

1.1.6.	The walls and the roof of the second floor will be made of insulating panel (5 cm thick) by rock wool according to the fire department requirements.

1.2.	To the best of our knowledge, the floor of the Leased Premises on the first floor will support a weight of 500 kilos/square meter.

1.3.	The Landlord will carry out the construction of the Leased Premises on the first floor using materials in accordance with Israeli standards and approved by the fire department.

1.4.	Should the Tenant request the use of special materials necessary for its purposes, the Tenant will bear the difference between the price of the materials at the Tenant’s request and the price of the Materials that the Landlord would have used or as set forth in Section 1.1 but for the Tenant’s request.

1.5.	No additional construction will be carried out on top of the Leased Premises on the first floor except for the construction of a solar electric installation.

1.6.	The Tenant will be permitted to open fume extraction vents in the east facade for vents (Mindafim) that will be installed in the Leased Premises, in the walls of the Building or on the roof, in accordance with the law.

1.7.	The Tenant will be able to erect a solar water heater on the roof of the Leased Premises on the first floor, in accordance with the law.

1.8.

In the event that the chosenoperating contractor is selected by the Tenant, the Completion Works will be performed concourrently with the construction of the facade, as far as reasonably possible and acceptable

Annex D

(unofficial translation from Hebrew original)

Management Fee Agreement - Appendix “D”

to Lease Agreement dated August 11, 2020

Arranged and signed on August 11, 2020

Between:	P.L.A.R. Asset Management Ltd. 513653535

via [*****] ID [*****]

5 Sakharov Street Rishon LeZion

Tel: [*****]                   E-mail: [*****]

Between:	R. Matri, Adv. - Law Firm 513343160

From the street: [*****]

Email: [*****]

(Hereinafter jointly and severally: the “Landlord/Management Company”),

On the one hand;

Between:	Recipharm Israel Ltd. 515254944

8 Yeelim Street, Gan Yavne and during the rental period – in the leased premises

Tel: [*****]                   E-mail: [*****]

(Hereinafter: “The Tenant”)

On the other hand;

Whereas	and the landlord declares that it is the management company of the public areas in the land known as the 5405 Block, Plot 14 in 5 Nahal Snir Street in Yavne in the northern industrial zone of Yavne (hereinafter: “The Real Estate”) and it manages all the equipment and machinery in the land that serve all the real estate and the tenants as detailed in this agreement;

Whereas,	and the tenant requires the services of the real estate management company;

Whereas,	and the management company undertakes to manage all the equipment and machinery that serve all the real estate and the tenants as specified in this agreement;

Whereas,	and it is the intention of the parties to regulate the arrangement between them;

Definitions

In this Agreement, the terms set forth below shall have the meaning appearing next to them:

The Real Estate	known as Block 5405, Plot 14 at 5 Nahal Snir Street in Yavne, in the northern industrial zone of Yavne.
The Rental Agreement	The lease agreement regarding the leased property was signed at the same time as the signing of this agreement.
Leased for the purposes of management fees	As defined in the lease agreement. All as indicated in the attached sketch in Appendix A-1 and Appendix A-2. to the lease agreement.
Start date for the payment of management fees	The date set in the lease agreement for the start of the payment of the rent.

Indexation	The rent will be linked to the increase in the Consumer Price Index on an annual basis in such a way that if the last index published at the time of the examination (hereinafter: the “New Index”) is higher than the base index, then the rent for the period following the date of the examination will be increased at the rate at which the new index increased compared to the base index. If the new index is lower than the last index according to which the last rent was paid, then the rent will be paid according to the last (higher) index. The rent will be updated at the rate of increase in the index from each year of lease on the first day in October for the next 12 months of rent.
The Index	The price index, known as the Consumer Price Index, published from time to time by the Central Bureau of Statistics and Economic Research, includes the same index even if it is published by another government institution, and includes any other official index that will replace it, whether or not it is based on the same data on which the existing index is based. If there is another index that will replace it, according to the ratio determined by the Central Bureau of Statistics between the new index and the replaced index.
The Basic Metric	The index known at the time of signing this agreement, i.e., the monthly index.
Management Fees	NIS [*****] per gross square meter plus VAT and index-linked with an annual addition of 2%.
Management fee period	The rental period.

List of Appendices

The following documents are attached to this Agreement as an integral part of it:

Appendix A – Authorization to Debit an Account (Standing Order).

Appendix B – a promissory note of the company.

1.	Management Company Obligations:

1.1.	Cleaning in common areas on the land such as: garden, parking, stairwell, yards, corridors, etc.

1.2.	Service and service for the passenger elevator in the lobby area only (not including an elevator/elevator of equipment that will be located in the front

1.3.	Gardening, ongoing care on a monthly basis by a gardener.

1.4.	Ongoing care and maintenance of all fire protection systems such as: water reservoir, pumps, generators, hydrants, sprinklers in public areas, maintenance of lighting in public areas including outdoor lighting.

1.5.	Ongoing care and maintenance of the spinklers within the leased premises are the responsibility of the landlord and at the expense of the tenant, including an annual report for fire extinguishing purposes.

1.6.	Approval of a certified inspector for all electrical systems in the real estate that include the tenant’s electrical system, by the landlord and at the expense of the tenant.

2.	Obligations of the Tenant:

2.1.	The tenant undertakes to pay the management fees together with the rent payments as detailed in the lease agreement.

2.2.	The Tenant undertakes to pay the additional payments in accordance with the provisions of this Agreement within 30 days from the date of the demand.

3.	General information

3.1.	The provisions of this Agreement shall be considered an integral part of the provisions of the Lease Agreement.

3.2.	Violation of the provisions of this Agreement shall be deemed a breach of the provisions of the Tenancy Agreement.

As evidence, the parties have signed below:

/s/ P.L.A.R. Asset Management Ltd.	/s/ R. Matri, Adv. – Law Firm	/s/ Recipharm Israel Ltd.
P.L.A.R. Asset Management Ltd.	R. Matri, Adv. – Law Firm	Recipharm Israel Ltd.

Confirmation

I hereby confirm that the lessee Recipharm Israel Ltd. has signed this agreement through authorized signatories and in accordance with the company’s decision, and that its signature is binding on it for all intents and purposes.

August 12, 2020	/s/ Jonathan Schwartz, Attorney
Date	Jonathan Schwartz, Attorney

Annex E

(unofficial summary from Hebrew original)

Lien Document

Pursuant to a lease agreement entered into and signed on August 11, 2020 relating to premises located at 5 Nahal Snir Street, Yavne, Israel, Recipharm Israel Ltd. (the “Company”) granted the landlords, P.L.A.R. Asset Management Ltd. and Adv. R. Matri Law Offices, a first-ranking floating charge over the Company’s equipment and other tangible personal property (as recorded in the Company’s tax depreciation fixed-asset register) as collateral to secure the Company’s repayment obligations in respect of completion works financed by the landlords, consisting of repayment of the landlords’ actual completion work costs (before VAT) through an additional rent component calculated as (i) the completion work costs divided by 10, plus (ii) annual interest of 12% on the unpaid balance, plus VAT, and payable in equal monthly installments over ten (10) years together with indexation and statutory VAT. If the lease terminates before full repayment, the Company is required to pay, in a single final payment upon termination, the unpaid balance of the completion work costs together with linkage differentials and statutory VAT.

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